UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Appliance Recycling Centers of America, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

03814F205

(CUSIP Number)

November 8, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03814F205

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Energy Efficiency Investments, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 669,901 shares of Common Stock

	6	Shared Voting Power 0

	7	Sole Dispositive Power 669,901 shares of Common Stock

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 669,901 shares of Common Stock

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.7%

12	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Appliance Recycling Centers of America, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 175 Jackson Avenue North, Suite 102 Minneapolis, MN 55343

Item 2.
	(a)	Name of Person Filing This statement is filed by Energy Efficiency Investments, LLC, referred to herein as the “Reporting Person.” Janez Kocmur is the Managing Member of the Reporting Person.
	(b)	Address of Principal Business Office or, if none, Residence The principal office of the Reporting Person is c/o Baker & Hostetler LLP, 600 Anton Boulevard, Suite 900, Costa Mesa, California 92626.
	(c)	Citizenship The Reporting Person is a Nevada limited liability company.
	(d)	Title of Class of Securities Common Stock, $0.001 par value per share (the “Common Stock”).
	(e)	CUSIP Number 03814F205

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.

	(a)	Amount beneficially owned: 669,901 shares of Common Stock
(b)

Percent of class: 9.7%

The percentage amount is based on 6,875,365 shares of Common Stock outstanding as of June 11, 2018 as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 30, 2017 with the SEC on June 12, 2018.

	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 669,901
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 669,901
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect, other than activities solely in connection with a nomination under Section 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 13, 2018

Energy Efficiency Investments, LLC

By:	/s/ Janez Kocmur
Name:	Janez Kocmur
Title:	Managing Member